Filed pursuant to Rule 424(b)(3)
Registration No. 333-165676

14,299,267 Common Shares

PACIFIC OFFICE PROPERTIES TRUST, INC.

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This is a public offering by the selling stockholders listed in this prospectus, or the Selling Stockholders, of up to 14,299,267 shares of our common stock, listed on the NYSE Amex under the symbol “PCE,” which we refer to as our Listed Common Stock.  The shares of Listed Common Stock offered by the Selling Stockholders are comprised of shares that may be issued upon redemption of limited partnership units of Pacific Office Properties, L.P., which we refer to as our Operating Partnership, which units were issued as consideration for the contribution of certain real estate to the Operating Partnership.

We are the sole general partner of the Operating Partnership. The registration of the shares of Listed Common Stock to which this prospectus relates, which we sometimes refer to as the Registered Shares, does not require us to issue any of the Registered Shares or require the Selling Stockholders to sell any of the Registered Shares.  We are filing the registration statement of which this prospectus is a part at this time to fulfill a contractual obligation to do so.  We will not receive any of the proceeds from the sale of the Registered Shares by the Selling Stockholders but, in fulfillment of our contractual obligations, we are bearing the expenses of registration.

Investing in the Listed Common Stock involves risks that are described in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2009 and other reports that we may file from time to time with the Securities and Exchange Commission.

The Selling Stockholders from time to time may offer and sell Registered Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement. See “PLAN OF DISTRIBUTION.” Each of the Selling Stockholders reserves the right to accept or reject, in whole or in part, any proposed purchase of Registered Shares to be made directly or through agents.

The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of Registered Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the sale of Registered Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

In order to maintain our qualification as a real estate investment trust, ownership by any person of our capital stock is limited, with certain exceptions, to 4.9% of the economic value of the aggregate of our outstanding shares of capital stock, or 4.9% in economic value or number of shares, whichever is more restrictive, of the aggregate of our outstanding shares of common stock.

On April 7, 2010, the last reported sales price of our Listed Common Stock on the NYSE Amex was $4.17 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 9, 2010.

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or any prospectus supplement or to make representations as to matters not stated in this prospectus or any prospectus supplement. You must not rely on unauthorized information. This prospectus and any prospectus supplement are not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. The delivery of this prospectus or any prospectus supplement at any time does not create an implication that the information contained herein or therein is correct as of any time subsequent to their respective dates.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC” or the “Commission”), utilizing the “shelf” registration process, relating to the Listed Common Stock described in this prospectus.

You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

In this prospectus, the words “we,” “our,” “ours,” “us,” “the Company” and “Pacific Office Properties” refer to Pacific Office Properties Trust, Inc. and its subsidiaries and joint ventures, including our Operating Partnership, Pacific Office Properties, L.P., and where the context requires, our predecessor corporation, Arizona Land Income Corporation, referred to as AZL, unless, in any case, the context indicates otherwise.

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THE COMPANY

Pacific Office Properties Trust, Inc. is a Maryland corporation that has elected to be treated as a real estate investment trust, or REIT.  Our acquisition strategy is to continue to acquire, own and operate office properties in selected long-term growth markets within the western United States and Hawaii.  We focus on those long-term growth markets that 1) are known to have high barriers-to-entry for the development of office building supply, and 2) are known for having a high quality-of-life.

We believe that high barrier-to-entry markets, such as Honolulu, tend to maintain their supply and demand balance of office space and tend to produce more predictable rental rate growth.  We are the largest office-building owner in Honolulu, which has historically been viewed as a very high barrier-to-entry market for new commercial development.  We believe that high quality-of-life markets, such as San Diego, Orange County, submarkets of Los Angeles, and Phoenix, will see the greatest level of office sector job growth, since we believe an increasing percentage of employees desire high quality-of-life environments in which to work and live.  We believe that quality-of-life will increasingly drive job growth, and that job growth will drive office building occupancy and rental rates.

Our principal executive offices are located at 233 Wilshire Blvd., Suite 310, Santa Monica, California 90401. Our telephone number at that location is (310) 395-2083. Our website is located at www.pacificofficeproperties.com.

The Offering

This prospectus relates to up to 14,299,267 shares of our Listed Common Stock that may be offered for sale by the Selling Stockholders if, and to the extent that, they exercise their right to redeem their common units, referred to as Common Units, of our Operating Partnership, and we exercise our right to settle the redemption in shares of Listed Common Stock.  The Common Units were issued in connection with our formation transactions on March 19, 2008 and upon the exercise of certain options, as discussed below, in April 2008 and June 2008.

As part of the formation transactions, POP Venture, LLC, a Delaware limited liability company, which we refer to as Venture, contributed to our Operating Partnership ownership interests in eight wholly-owned properties and one property in which it held a 7.5% managing ownership interest. We refer to these properties as the Contributed Properties.  In exchange for its contribution to the Operating Partnership of the Contributed Properties, Venture received 13,576,165 Common Units, together with 4,545,300 convertible preferred limited partnership units, referred to as Preferred Units, in our Operating Partnership and $16,695,000 in promissory notes.

The Common Units held by Venture are redeemable by Venture on a one-for-one basis for shares of our Listed Common Stock or a new class of common units without redemption rights, as elected by a majority of our independent directors. Each Preferred Unit is initially convertible into 7.1717 Common Units, but such conversion may not occur before the date we consummate an underwritten public offering (of at least $75 million) of our Listed Common Stock. Upon conversion of the Preferred Units to Common Units, such Common Units will be redeemable by Venture on a one-for-one basis for shares of our Listed Common Stock or a new class of common units without redemption rights, as elected by a majority of our independent directors, but no earlier than one year after the date of their conversion from Preferred Units to Common Units.

In connection with the transactions, Venture also granted us options to acquire managing ownership interests in five joint ventures holding 14 additional office properties. We exercised those options in multiple transactions. The acquisition price for one of the joint ventures was funded by issuing a total of 723,102 Common Units.  These Common Units are redeemable by the holders on a one-for-one basis for shares of our Listed Common Stock or cash, as elected by a majority of our independent directors.

USE OF PROCEEDS

We will not receive any proceeds from the sale of any Registered Shares by the Selling Stockholders. We are registering the Registered Shares in order to fulfill our contractual obligations under registration rights agreements entered into with the Selling Stockholders.  In accordance with the registration rights agreements, we will bear certain expenses of the registration of the Registered Shares under federal and state securities laws. Underwriting discounts and commissions, brokerage or dealer fees, fees and disbursements of counsel, accountants or other representatives of the Selling Stockholders and transfer taxes, if any, relating to the sale or disposition of Registered Shares will be paid by the Selling Stockholders.  The Company will acquire additional units in the Operating Partnership in exchange for any Registered Shares issued upon redemption of Common Units of the Operating Partnership.

DESCRIPTION OF CAPITAL STOCK

The following summary description of the capital stock of the Company is qualified in its entirety by reference to our charter and bylaws, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

We are authorized to issue 740,000,000 shares of stock, consisting of 640,000,000 shares of common stock, par value $0.0001 per share, 599,999,900 of which are shares of Listed Common Stock, 100 of which are shares of Class B Common Stock and 40,000,000 of which are shares of Senior Common Stock, and 100,000,000 shares of preferred stock, par value $0.0001 per share. The aggregate par value of all authorized shares of stock is $74,000. Our board of directors, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Our board of directors may reclassify any unissued shares of our common stock in one or more classes or series of stock. It may also classify any unissued shares of preferred stock and reclassify any previously classified but unissued shares of preferred stock of any class or series in one or more classes or series of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations on dividends or other distributions, qualifications or terms or conditions of redemption of the stock. Except as may be provided by the board of directors in setting the terms of classified shares of stock or as may otherwise be provided by contract approved by our board of directors, no holder of shares of stock has any preemptive right to purchase or subscribe for any additional shares of our stock or securities. Additionally, under the Maryland General Corporation Law, or the MGCL, our board of directors may authorize the amendment of our charter, with the approval of a majority of our board of directors and without stockholder approval, to effect a reverse stock split that results in a combination of shares of stock at a ratio of not more than ten shares of stock into one share of stock in any 12-month period.

Common Stock

Listed Common Stock

Voting Rights. Shares of our Listed Common Stock, Class B Common Stock and Senior Common Stock vote together as a single class and each share is entitled to one vote on each matter submitted to a vote at a meeting of our stockholders. Generally, all matters to be voted on by stockholders at a meeting of stockholders duly called and at which a quorum is present must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes cast by the holders of all shares of common stock and Proportionate Voting Preferred Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock.

Liquidation Distributions. The Listed Common Stock ranks junior to the Senior Common Stock with respect to payment of dividends and distribution of amounts upon liquidation, dissolution or winding up.

Dividends. Holders of Listed Common Stock are entitled to receive such distributions as authorized from time to time by our board of directors and declared by us out of legally available funds, subject to any preferential rights of other classes of stock, including the Senior Common Stock.

Class B Common Stock

In the event of our liquidation, the holders of our Class B Common Stock are not entitled to any portion of our assets that are allocated to holders of our common stock.  The Class B Common Stock is otherwise identical to the Listed Common Stock, including with respect to voting rights and payment of dividends.

Senior Common Stock

Voting Rights. Holders of our Senior Common Stock have the right to vote on all matters presented to stockholders as a single class with holders of our Listed Common Stock, Class B Common Stock and the Proportionate Voting Preferred Stock, as described in “Listed Common Stock - Voting Rights.”  In all matters in which Senior Common stockholders may vote, including any written consent, each share will be entitled to one vote.  Holders of our Senior Common Stock also have the right to vote as a separate class on amendments to the terms of the Senior Common Stock, other than amendments required to cure any ambiguity, comply with legal requirements applicable to the Company (such as maintaining our qualification as a REIT) or correct or supplement any provision in the terms of the Senior Common Stock in a manner not inconsistent with law or with other provisions of the terms of the Senior Common Stock.

Liquidation Preference. The Senior Common Stock ranks senior to the Listed Common Stock and Class B Common Stock with respect to payment of dividends and distribution of amounts upon liquidation, dissolution or winding up. It has a $10.00 per share (plus all accrued and unpaid dividends) liquidation preference.

Dividends.  Subject to the preferential rights of any series of our preferred shares (of which, other than one share of Proportionate Voting Preferred Stock, there currently are none issued or planned to be issued at this time), holders of Senior Common Stock are entitled to receive, when and as authorized by our board of directors and declared by us, out of funds legally available for payment of dividends, cumulative cash dividends in an amount per share of Senior Common Stock equal to a minimum of $0.725 per share per annum, payable $0.06041667 per share per month.  Should the dividend payable on the Listed Common Stock exceed its current rate of $0.20 per share per annum, the Senior Common Stock dividend would increase by 25% of the amount by which the Listed Common Stock dividend exceeds $0.20 per share per annum.

Exchange Option. Holders of shares of Senior Common Stock have the right, after the fifth anniversary of the issuance of such shares, to exchange any or all of such shares of Senior Common Stock for our Listed Common Stock. The exchange ratio is calculated using a value for our Listed Common Stock based on the average of the trailing 30-day closing price of the Listed Common Stock on the date the shares are submitted for exchange, but in no event less than $1.00 per share, and a value for the Senior Common Stock of $10.00 per share.

Call Protection.  After January 12, 2015, the outstanding shares of Senior Common Stock will be callable for cash at our option, in whole or in part, at a redemption price of $10.20 per share, plus any accrued and unpaid dividends.  The Senior Common Stock may only be redeemed prior to January 12, 2015 in certain limited circumstances relating to maintaining our ability to qualify as a REIT, or pursuant to our share repurchase program.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue preferred stock in one or more series and to set or change the preferences, conversion or other rights, voting powers, restrictions, limitations on dividends or other distributions, qualifications or terms or conditions of redemption thereof (any or all of which may be greater than the rights of the Listed Common Stock, the Class B Common Stock, the Senior Common Stock or the Proportionate Voting Preferred Stock). The board of directors, without stockholder approval, can issue shares of preferred stock with conversion, voting and other rights which could adversely affect the rights of the holders of shares of common stock. Other than the one share of Proportionate Voting Preferred Stock issued to our Advisor in connection with our formation transaction, we have not issued any shares of preferred stock and currently have no plans to issue additional preferred stock.

Proportionate Voting Preferred Stock

As a part of the formation transactions, our board of directors classified from our unissued shares of preferred stock, and caused us to issue, one share of Proportionate Voting Preferred Stock, which may be increased only by resolution approved by the affirmative vote of all of the members of our board of directors.  Any shares of Proportionate Voting Preferred Stock redeemed, purchased or otherwise acquired by us in any manner whatsoever will cease to be outstanding and will become authorized but unissued shares of preferred stock, without designation as to class or series until such shares are once more classified and designated. The shares of Proportionate Voting Preferred Stock are not convertible or exchangeable for any other property or securities of ours.

Voting Rights. Holders of shares of the Proportionate Voting Preferred Stock are entitled to vote on all matters on which our common stockholders are entitled to vote. The holders vote together with the holders of shares of common stock as one class on all matters. The number of votes that the Proportionate Voting Preferred Stock is entitled to cast initially equals the number of shares of our Listed Common Stock issuable upon the redemption of the Common Units and the number of Preferred Units following conversion to Common Units, issued in connection with our formation transactions. As those Operating Partnership units are redeemed, the number of votes that the Proportionate Voting Preferred Stock will be entitled to cast will be decreased by an equivalent number. As of December 31, 2009, the Proportionate Voting Preferred Stock was entitled to cast 46,173,693 votes on all matters on which our common stockholders are entitled to vote.  Our outstanding share of Proportionate Voting Preferred Stock is held by our Advisor.  Our Advisor has agreed to cast its Proportionate Voting Preferred Stock votes on any matter in direct proportion to votes that are cast by limited partners of our Operating Partnership holding the Common Units and Preferred Units issued in the formation transactions.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of our affairs, before any of our assets are distributed, paid or set aside for the holders of any equity securities ranking junior to the Proportionate Voting Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up of us, we will pay to the holders of shares of Proportionate Voting Preferred Stock, out of our assets legally available for distribution to our stockholders, the sum of $0.01 per share for each share of Proportionate Voting Preferred Stock held by each such holder. After such payment, the holders of the Proportionate Voting Preferred Stock will have no right or claim upon any of our remaining assets.

Dividends. The holder of the Proportionate Voting Preferred Stock is not entitled to any regular or special dividend, including any dividend or other distribution declared or paid with respect to the shares of our common stock or any other class or series of our stock.

Restrictions on Size of Holdings of Shares

Our charter contains certain restrictions on the number of shares of capital stock that individual stockholders may own. In order for us to qualify as a REIT under the Code, among other purposes, no person, other than a person designated by the board of directors as an Excepted Holder, may either beneficially or constructively own more than 4.9% in economic value of the aggregate of the outstanding shares of capital stock, or 4.9% in economic value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of common stock. Further, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and such shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. See “CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.”

Anti-Takeover Measures

Certain provisions of our charter and our bylaws and of Maryland law may have the effect of delaying, deferring or preventing a change of control of us. These provisions are described in “CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS.”

Transfer Agent and Registrar

The transfer agent and registrar for our Listed Common Stock is currently Computershare Investor Service.

NYSE Amex Listing

Our Listed Common Stock is currently traded on the NYSE Amex under the symbol “PCE.”

CERTAIN PROVISIONS OF MARYLAND LAW AND
OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to our charter and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Classification of the Board, Elections, Vacancies, Removal and Actions of Directors

Maryland law provides that each Maryland corporation must have at least one director, with the number specified in or fixed in accordance with the charter or bylaws of the corporation. Our charter provides for no fewer than four directors and no more than nine directors.  There are currently seven seats on our board of directors.  Neither our charter nor our bylaws contain obligations on us to have unaffiliated directors or special obligations on such directors.

Elections; Classified Board of Directors

Maryland law permits, but does not require, a Maryland corporation to provide for a classified board of directors in its charter or bylaws. Our charter currently provides for a classified board of directors. At each annual meeting of stockholders, the successors to the class of directors whose term expires will be elected to hold office for a term expiring at the third succeeding annual meeting of stockholders. The names and current terms of office of the persons who are serving as directors until their successors are elected and qualify are:

Name	Term to Expire
Clay W. Hamlin	2010 Annual Meeting of Stockholders
Paul M. Higbee	2010 Annual Meeting of Stockholders
James R. Ingebritsen	2010 Annual Meeting of Stockholders
Michael W. Brennan	2011 Annual Meeting of Stockholders
Jay H. Shidler	2011 Annual Meeting of Stockholders
Robert L. Denton	2012 Annual Meeting of Stockholders
Thomas R. Hislop	2012 Annual Meeting of Stockholders

Cumulative Voting for Directors

Cumulative voting permits the holder of each share of stock entitled to vote in the election of directors to cast that number of votes for each share which equal the number of directors to be elected. The holder may allocate all votes represented by a share to a single candidate or may allocate those votes among as many candidates as he chooses. Thus, a stockholder with a significant minority percentage of the outstanding shares may be able to elect one or more directors if voting is cumulative.

Maryland law provides that the charter may include a provision for cumulative voting in the election of directors and the terms on which cumulative voting rights may be exercised. Our charter does not provide for cumulative voting in the election of directors. Therefore, it will be more difficult for a stockholder with a significant minority percentage of outstanding shares to elect representatives to our board of directors.

Vacancies

Any vacancy on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the class in which the vacancy occurred.

Removal of Directors

Maryland law generally provides that, unless otherwise provided in the charter, the stockholders of a corporation may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors. Unless otherwise provided in the charter of the corporation, if the directors have been divided into classes, a director may not be removed without cause.  Our charter provides that any director may be removed from office at any time, but only for cause, and then only by the affirmative vote of at least a majority of the votes entitled to be cast by the stockholders generally in the election of directors.  This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors, except for cause and by an affirmative vote, and filling the vacancies created by the removal with their own nominees.

Special Resolutions

Our charter provides that the board of directors may designate any of its resolutions to be “special resolutions.” Resolutions that are designated as special resolutions may not be modified or revoked by the board of directors unless any such modification or revocation is approved by the affirmative vote of at least 80% of the number of directors that would be on the board of directors assuming no vacancies.

Meetings of Stockholders

Stockholder Power to Call Special Meeting

Under Maryland law, a special meeting may be called by (i) the president; (ii) the board of directors; or (iii) any person designated in the charter or bylaws. Maryland law requires that special meetings of the stockholders be called by the secretary of the corporation upon the written request of stockholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting. However, unless requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting, the secretary is not required to call a special meeting if the matter to be considered at the meeting is substantially the same as a matter voted on at a special meeting during the preceding 12 months. The charter or bylaws may increase or decrease the percentage of votes stockholders must possess to request a special meeting, provided that the percentage may not be greater than a majority of the votes entitled to be cast at the meeting. Under our bylaws, our secretary must call a special meeting only upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting. Additionally, our bylaws allow for the Chairman of the Board to call special meetings of stockholders.

Limitation of Liability and Indemnification Matters

Exculpation of Directors and Officers

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Indemnification of Directors and Officers

Under Maryland law, unless limited by the charter, indemnification is mandatory if a director or officer has been successful, on the merits or otherwise, in the defense of any proceeding arising from his service as a director or officer unless such indemnification is not otherwise permitted as described in the following sentence. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property or services; or (iii) in the case of a criminal proceeding, the director or officer had reasonable cause to believe his act or omission was unlawful. In addition to the foregoing, a court of appropriate jurisdiction may, under certain circumstances, order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

In Maryland, reasonable expenses may be advanced to a director or to an officer, employee or agent who is not a director to the same extent that they may be advanced to a director unless limited by the charter. Advances to directors, officers, employees and agents prior to the final adjudication of a proceeding may be generally authorized in the corporation’s charter or bylaws, by action of the board of directors, or by contract. The director, officer, employee or agent must give to the corporation a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking by him or on his behalf providing that if it is ultimately determined that the standard of conduct has not been met, said director, officer, employee or agent will repay the amount advanced.

Our charter provides that we will indemnify each of our current and former directors and officers, including the advancement of expenses (without requiring a preliminary determination of the ultimate entitlement to indemnification), unless it is established under the MGCL that (i) his act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) he actually received an improper personal benefit in money, property or services; or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful (but in the event of any amendment to the MGCL permitting us to provide broader indemnification rights than are currently set forth in our charter, such rights would be provided to the fullest extent required or permitted by the MGCL as so amended). Our charter also provides that we may indemnify, including the advancement of expenses (without requiring a preliminary determination of the ultimate entitlement to indemnification), our current and former employees and agents as may be authorized by the board of directors in the specific case and permitted by applicable law or our bylaws. However, we will not indemnify any indemnitee in connection with a proceeding initiated by such indemnitee unless such proceeding was authorized by the board of directors pursuant to a resolution approved by a majority of the directors then in office, or where such proceeding is to enforce rights to indemnification or in a contract approved by the board of directors pursuant to a resolution approved by a majority of directors then in office.

Advance Notice of Director Nominations and New Business

Maryland law provides that the corporation’s charter or bylaws may require any stockholder proposing a nominee for election as a director or any other matter for consideration at a meeting of the stockholders to provide advance notice of the nomination or proposal to the corporation of not more than 90 days before the date of the meeting or, in the case of an annual meeting, 90 days before the first anniversary of the preceding year’s annual meeting or the mailing date of the notice of the preceding year’s annual meeting. The charter or bylaws may specify another time.

Our bylaws provide that in order for director nominations or stockholder proposals to be properly brought before the meeting, the stockholder must have delivered timely notice to our Secretary. Under our bylaws, to be timely, notice generally must have been delivered not earlier than the 150th day nor later than 5:00 p.m. Pacific Time on the 120th day prior to the first anniversary of the date of mailing of the notice for the previous year’s annual meeting.

Amendment of our Charter and Bylaws

Maryland law provides that a corporation may amend its charter. We have reserved the right to make any amendment from time to time to our charter, including any amendment altering the terms or contract rights, as expressly set forth in our charter, of any shares of outstanding stock.  Except as otherwise provided in our charter and except for those amendments permitted to be made without stockholder approval under Maryland law, such as certain reverse stock splits, any amendment to our charter is valid only if approved by our stockholders by the affirmative vote of a majority of all the votes entitled to be cast on the matter. Our charter provides that our board of directors may amend our charter without stockholder approval to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue. Maryland law provides that the power to alter and repeal the bylaws is vested with the stockholders except to the extent the charter or the bylaws vest such power with the corporation’s board of directors. Our bylaws provide that the board of directors will have the exclusive power to adopt, alter, amend, restate or repeal our bylaws, however, no alteration, amendment or repeal of indemnification and advancement of expenses provisions of the bylaws may affect the right of any person entitled to indemnification arising, and in connection with conduct, prior to such alteration, amendment or repeal. Any adoption, alteration, amendment, restatement or repeal of the bylaws must be approved by a majority of the board of directors.

Anti-Takeover Measures

Classified Board

Pursuant to our charter, our board of directors is divided into three classes of directors.  Directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders.  A significant effect of a classified board of directors may be to deter hostile takeover attempts because an acquirer would experience delay in replacing a majority of the directors. However, a classified board will also make it more difficult for stockholders to effect a change in control of the board of directors, even if such a change in control is sought due to dissatisfaction with the performance of the directors.

The existence of a classified board may deter so-called “creeping acquisitions” in which a person or group seeks to acquire: (i) a controlling position without paying a control premium to the selling stockholders; (ii) a position sufficient to exert control over the corporation through a proxy contest or otherwise; or (iii) a block of stock with a view toward attempting to promote a sale or liquidation or a repurchase by the corporation of the block at a premium, or an exchange of the block for assets of the corporation. Faced with a classified board of directors, such a person or group would have to carefully assess its ability to control or influence the corporation. If free of the necessity to act in response to an immediately threatened change in control, the board of directors can act in a more careful and deliberative manner to make and implement appropriate business judgments in response to a creeping acquisition.

We believe that the staggered three-year terms, with the election of approximately one-third of our directors each year, will help to assure the continuity and stability of our long-term policies in the future and permit our board of directors to more effectively represent the interests of all stockholders, since approximately two-thirds of our directors at any given time will have prior experience as directors of the Company. The division of directors into three classes will have the effect of making it more difficult to change the overall composition of the board. Our board of directors, however, believes that the benefits of maintaining continuity on the board outweigh this effect.

Business Combinations

Maryland law prohibits a business combination between a corporation and any interested stockholder or any affiliate of an interested stockholder for five years following the most recent date upon which the stockholder became an interested stockholder. A business combination includes a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Generally, an interested stockholder is anyone who beneficially owns 10% or more of the voting power of the corporation’s voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (i) the transaction has been recommended by the board of directors and (ii) the transaction has been approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares owned by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. This approval requirement need not be met if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. However, our charter elects to be governed by the Maryland business combination provisions, except that these provisions will not apply to any business combination that was effected pursuant to the Master Agreement, or pursuant to any agreement that was executed and delivered pursuant to the Master Agreement or to the extent that the interested stockholder in such business combination was Jay H. Shidler, James Reynolds, Lawrence Taff, Matthew Root and James Ingebritsen or any of their respective present or future associates or affiliates or any other person acting in concert or as a group with them.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation and employees of the corporation who are directors of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within fifty (50) days of such demand to consider the voting rights of the shares.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation.

Our bylaws state that the control share acquisition statute of the MGCL will not apply to any acquisition by any person of our stock. However, the exemption from the control share acquisition provision may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon a repeal, will apply to any prior or subsequent control share acquisition.

Title 3, Subtitle 8 of the MGCL

Subtitle 8 of Title 3 of the MGCL allows Maryland corporations with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to elect to be governed by all or any part of certain Maryland law provisions relating to extraordinary actions and unsolicited takeovers. The election to be governed by one or more of these provisions can be made by a Maryland corporation in its charter or bylaws or by resolution adopted by the board of directors so long as the corporation has at least three directors who, at the time of electing to be subject to the provisions, are not:

•	officers or employees of the corporation;

•	persons seeking to acquire control of the corporation;

•	directors, officers, affiliates or associates of any person seeking to acquire control; or

•	nominated or designated as directors by a person seeking to acquire control.

Subtitle 8 provides that a Maryland corporation can elect to be subject to all or any portion of the following provisions notwithstanding any contrary provisions contained in its existing charter or bylaws:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the majority vote of the remaining directors and for the remainder of the full term of the class in which the vacancy occurred; or

•	a majority requirement for the calling of a special meeting of stockholders.

Pursuant to Subtitle 8, we have elected to provide that vacancies on our board of directors may be filled only by the remaining directors and for the remainder of the full term of the class in which the vacancy occurred.  Through provisions in our charter and bylaws unrelated to Subtitle 8, we already have a classified board, vest in the board the exclusive power to fix the number of directorships and require, unless called by our chairman of the board, our president or the board of directors, the request of stockholders entitled to cast a majority of all votes entitled to be cast to call a special meeting.

Ownership Limitations and Restrictions on Transfer

Our charter provides that no person or entity, other than Mr. Shidler, certain of our founders or any individual as designated by our charter or our board of directors (referred to as excepted individuals), may own, directly or indirectly, more than 4.9% in economic value of the aggregate of the outstanding shares of our capital stock or 4.9% in economic value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock. This ownership limit is not applicable to the acquisition of shares by an underwriter with the purpose of distributing such shares in a public offering. Our charter requires every stockholder who owns more than 2% of our outstanding stock to give written notice, within thirty (30) days after the end of each taxable year, setting forth such stockholder’s direct and indirect ownership of our stock.

If any transfer of our shares results in any person or entity owning more than the ownership limit (referred to as a prohibited owner), then the number of shares of stock of which otherwise would cause such prohibited owner to violate the ownership limit will automatically be transferred to a trust for the benefit of a charitable beneficiary. The trustee will be appointed by us, and will be a person unaffiliated with us and the prohibited owner. The prohibited owner will not have any economic benefit, rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of stock held in trust. The trustee will have all voting rights and rights to dividends or other distributions with respect to shares of stock held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary.

The excepted individuals are subject to an ownership limitation, the requirements of which have been established by the board of directors. The board of directors may from time to time increase the ownership limit and the ownership limitation of the excepted individuals. No person or entity may own, directly or indirectly, our shares of stock that would result in us failing to qualify as a REIT. Additionally, no stockholder may transfer our shares of the stock if the result of such transfer is beneficial ownership of our stock by less than 100 stockholders. To the extent a transfer of shares of stock results in beneficial ownership by less than 100 stockholders, such shares of stock will be transferred to that number of trusts, each having a distinct trustee and a charitable beneficiary or beneficiaries that are distinct from those of each other trust, such that there is no violation. In the event the board of directors determines a proposed transfer or transfer will or has violated any of the aforementioned ownership limitations or transfer restrictions, the board of directors will take action it deems advisable to refuse to give effect to or to prevent such transfer.

Duties of Directors

Maryland law requires a director of a Maryland corporation to perform his duties as a director (including his duties as a member of a committee of the board on which he serves): (i) in good faith; (ii) in a manner he reasonably believes to be in the best interests of the corporation; and (iii) with the care that an ordinarily prudent person in a like position would use under similar circumstances. Maryland law provides that a person who performs his duties in accordance with the above standard has no liability by reason of being or having been a director of a corporation. An act of a director is presumed to satisfy the standard.

In addition, the MGCL provides protection for Maryland corporations against unsolicited takeovers by protecting the board of directors with regard to actions taken in a takeover context. The MGCL provides that the duties of directors will not require them to:

•	accept, recommend or respond to any proposal by a person seeking to acquire control;

•	authorize the corporation to redeem any rights under, modify or render inapplicable a stockholder rights plan;

•	make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act;

•	elect to be subject or refrain from electing to be subject to any or all of the elective provisions of Title 3, Subtitle 8 of the MGCL; or

•
act or fail to act solely because of (i) the effect the act or failure to act may have on an acquisition or potential acquisition of control or (ii) the amount or type of consideration that may be offered or paid to stockholders in an acquisition.

The MGCL also provides that an act of a director relating to or affecting an acquisition or a potential acquisition of control is not subject under the MGCL to a higher duty or greater scrutiny than is applied to any other act of a director. This provision creates a Maryland rule that is less exacting than case law in many other jurisdictions which imposes an enhanced level of scrutiny when a board implements anti-takeover measures in a change of control context and shifts the burden of proof to the board to show that the defensive mechanism adopted by a board is reasonable in relation to the threat posed.

Issuance of Additional Shares

Our charter allows the board of directors to authorize the issuance of shares of our stock of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of our stock of any class or series, whether now or hereafter authorized, for such consideration as the board deems advisable. Our shares of authorized and unissued common stock and preferred stock may (within the limits imposed by applicable law) be issued in one or more transactions, or could be issued with terms, provisions and rights which would make more difficult and, therefore, less likely, a takeover of us. The board of directors may classify any unissued shares of preferred stock and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock of any class or series in one or more classes or series of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of the stock. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of our existing shares of our common stock, and such additional shares could be used to dilute the stock ownership of persons seeking to obtain control of us.

We offer no assurances that the board of directors will not adopt further anti-takeover measures available under Maryland law (some of which may not require stockholder approval). Moreover, the availability of such measures under Maryland law, whether or not implemented, may have the effect of discouraging a future takeover attempt which a majority of our stockholders may deem to be in their best interests or in which stockholders may receive a premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such transactions may not have the opportunity to do so.

SELLING STOCKHOLDERS

The shares of Listed Common Stock offered by the Selling Stockholders are comprised of 14,299,267 shares of Listed Common Stock that may be issued upon redemption of Common Units of our Operating Partnership, which units were issued as consideration for the contribution of certain real estate to the Operating Partnership.  See “THE COMPANY—The Offering.”

The table below provides, as of March 23, 2010, the names of each Selling Stockholder and the number of shares of Listed Common Stock offered by each Selling Stockholder. As we are not obligated to issue shares of Listed Common Stock upon redemption of the Common Units and the Selling Stockholders may sell all, some or none of their shares of Listed Common Stock, no estimate can be made of the aggregate number of shares of Listed Common Stock that are to be offered hereby, or the aggregate number of shares of Listed Common Stock that will be owned by each Selling Stockholder upon completion of the offering to which this prospectus relates. The number of shares in the column “Number of shares offered hereby” includes the number of shares of Listed Common Stock the Selling Stockholder may receive upon redemption of Common Units if a majority of our independent directors elect to issue shares of our Listed Common Stock upon such redemption.  Amounts shown in the column “Number of shares and units owned before the offering” represent the number of securities shown in the column “Number of shares offered hereby” plus shares of Listed Common Stock and limited partnership units owned by the Selling Stockholders that are not covered by the registration statement of which this prospectus forms a part.

Except as noted in the footnotes to the table below, none of the Selling Stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

	Number of				Number of	Percentage of
	shares and units		Number of		shares beneficially	outstanding Listed
	beneficially owned		shares offered		owned after the	Common Stock
Name**	before the offering (1)		hereby		offering ***	after the offering(2)
Robert F. Buie, Trustee of the Robert F. Buie and Pamela I. Buie Family Trust	414,468		414,468	(3)	0	*
James M. Saivar	51,674		51,674	(4)	0	*
Robert M. Irish	70,855		58,697	(5)	12,158	*
John B. Campbell and Elvira Campbell	198,263		198,263	(6)	0	*
Jay H. Shidler	46,921,043	(7)(8)	13,576,165	(7)	33,344,878 (8)	19.4	%(9)

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Exchange Act.  A person is deemed to be the beneficial owner of any shares if that person has or shares voting power or investment power with respect to those shares, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table.  As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares.

(2)	Based on a total of 3,850,420 shares of Listed Common Stock outstanding as of March 23, 2010.

(3)
Represents shares of Listed Common Stock that may be received upon redemption of 414,468 Common Units that were issued as consideration for the contribution of certain real estate to the Operating Partnership on April 30, 2008 and June 19, 2008.

(4)
Represents shares of Listed Common Stock that may be received upon redemption of 51,674 Common Units that were issued as consideration for the contribution of certain real estate to the Operating Partnership on April 30, 2008 and June 19, 2008.

(5)
Represents shares of Listed Common Stock that may be received upon redemption of 58,697 Common Units that were issued as consideration for the contribution of certain real estate to the Operating Partnership on April 30, 2008 and June 19, 2008.

(6)
Represents shares of Listed Common Stock that may be received upon redemption of 198,263 Common Units that were issued as consideration for the contribution of certain real estate to the Operating Partnership on April 30, 2008.

(7)
Represents shares of Listed Common Stock that may be received by POP Venture, LLC, or Venture, which is controlled by Mr. Shidler, upon redemption of 13,576,165 Common Units that were issued to Venture as consideration for the Contributed Properties in connection with our formation transactions on March 19, 2008.  Mr. Shidler is the Chairman of our Board of Directors; he is also a director and stockholder of our Advisor.  Mr. Shidler also served as our President and Chief Executive Officer and as Chief Executive Officer of our Advisor, on an interim basis from September 2009 through March 2010.

(8)
Includes (i) 747,350 shares of Listed Common Stock held indirectly by Mr. Shidler, and (ii) 32,597,528 shares of Listed Common Stock that may be received by Venture, which is controlled by Mr. Shidler, upon redemption of 4,545,300 Preferred Units that were issued to Venture as consideration for the Contributed Properties in connection with our formation transactions on March 19, 2008.  Pursuant to a Schedule 13D/A filed with the SEC on October 5, 2009, Mr. Shidler, Shidler Equities L.P., a Hawaii limited partnership (“Shidler LP”), and Shidler Equities Corp., a Hawaii corporation (“Shidler Corp.” and collectively, with Mr. Shidler and Shidler LP, “Shidler”) have sole voting power and sole investment power over the 747,350 shares of Listed Common Stock held indirectly by Mr. Shidler.

(9)
Assuming that all 13,576,165 shares of Listed Common Stock are issued and sold in this offering, Mr. Shidler will control 66.7% of our total voting power following this offering.  In calculating the percentage of total voting power, the voting power of shares of Listed Common Stock (one vote per share) and Proportionate Voting Preferred Stock (one vote for each share of Listed Common Stock for which the Preferred Units held by Venture could be redeemed) has been aggregated.

*	Less than 1%

**
Transferees, successors and donees of identified Selling Stockholders will not be able to use this prospectus for resales until they are named in the Selling Stockholders table by prospectus supplement, post-effective amendment or other filing.

***	Assumes the Selling Stockholder sells all of its shares of Listed Common Stock offered pursuant to this prospectus.

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale from time to time of Registered Shares by the holders thereof. We are registering the Registered Shares for sale to provide the holders thereof with freely tradable securities, but the registration of such shares does not necessarily mean that any of such shares will be sold by the Selling Stockholders or that any of the Registered Shares issuable upon redemption of limited partnership units of the Operating Partnership will be issued by us.

The Selling Stockholders may, from time to time, offer the Registered Shares in one or more transactions (which may involve block transactions) on the NYSE Amex or otherwise, in secondary distributions pursuant to and in accordance with the rules of the NYSE Amex, in the over-the-counter market, in negotiated transactions, through the writing of options on the Registered Shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In addition, any Registered Shares that qualify for sale under Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this prospectus.

The Selling Stockholders may effect such transactions by selling Registered Shares to or through broker-dealers or through other agents, and such broker-dealers or agents may receive compensation in the form of commissions from the Selling Stockholders and/or the purchasers of Registered Shares for whom they may act as agent. The Selling Stockholders and any agents or broker-dealers that participate in the distribution of Registered Shares may be deemed to be “underwriters” within the meaning of the Securities Act and any commissions received by them and any profit on the sale of Registered Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

In the event of a “distribution” of the Registered Shares, Selling Stockholders, any selling broker-dealer or agent and any “affiliated purchasers” may be subject to Regulation M under the Exchange Act, which would prohibit, with certain exceptions, each such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits certain “stabilizing bids” or “stabilizing purchases” for the purpose of pegging, fixing or stabilizing the price of Listed Common Stock in connection with this offering.

At a time a particular offer of Registered Shares is made, a prospectus supplement, if required, will be distributed that will set forth the name or names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Stockholders and any other required information. The Registered Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

In order to comply with the securities laws of certain states, if applicable, the Registered Shares may be sold only through registered or licensed brokers or dealers or, if required, an exemption from issuer-dealer registration is perfected.

Pursuant to the registration rights agreements entered into with the Selling Stockholders, we have agreed to pay all expenses of effecting the registration of the Registered Shares offered hereby (in each case, other than underwriting discounts and commissions, fees and disbursements of counsel, accountants or others representing the holder, and transfer taxes, if any) and have agreed to indemnify each holder of such Registered Shares and its officers and directors and any person who controls such holder against certain losses, claims, damages and expenses arising under the securities laws.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following sections summarize the material federal income tax issues that you may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. For example, this discussion addresses only common stock held as a capital asset. In addition, this section does not address the tax issues that may be important to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as financial institutions, brokers, dealers in securities and commodities, insurance companies, former U.S. citizens or long-term residents, regulated investment companies, real estate investment trusts, tax-exempt organizations (except to the extent discussed in “— Taxation of Tax-Exempt U.S. Stockholders” below), persons subject to the alternative minimum tax, persons that are, or that hold their stock through, partnerships or other pass-through entities, U.S. stockholders whose functional currency is not the U.S. dollar, persons that hold stock as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for U.S. federal income tax purposes, or non-U.S. individuals and foreign corporations (except to the extent discussed in “— Taxation of Non-U.S. Stockholders” below). This summary does not address any aspect of state, local or foreign taxation or any U.S. federal tax other than the income tax and only to the extent specifically provided in this prospectus certain excise taxes potentially applicable to REITs.

This summary is based upon the provisions of the Code, the regulations of the U.S. Department of Treasury, or the Treasury, promulgated thereunder and judicial and administrative rulings now in effect, all of which are subject to change or differing interpretations, possibly with retroactive effect.

We urge you to consult your own tax advisor regarding the specific federal, state, local, foreign and other tax consequences to you of purchasing, owning and disposing of our common stock, our election to be taxed as a REIT and the effect of potential changes in applicable tax laws.

Taxation of Pacific Office Properties Trust, Inc.

The statements in this section are based on the current federal income tax laws governing our qualification as a REIT. We cannot assure you that new laws, interpretations of laws or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We elected to be taxed as a REIT under the federal income tax laws when we filed our 1988 federal income tax return.  We have operated in a manner intended to qualify as a REIT and we intend to continue to operate in that manner.  This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders.  These laws are highly technical and complex.

In connection with this offering, we have received an opinion of our tax counsel, Barack Ferrazzano Kirschbaum & Nagelberg LLP, that (i) we qualified as a REIT under Sections 856 through 859 of the Code with respect to our taxable years ended December 31, 2002 through December 31, 2009; and (ii) we are organized in conformity with the requirements for qualification as a REIT under the Code, and our current method of operation and ownership will enable us to meet the requirements for qualification and taxation as a REIT for the current taxable year and for future taxable years, provided that we have operated and continue to operate in accordance with various assumptions and factual representations made by us concerning our business, properties and operations. It must be emphasized that the opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP is based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by our management and affiliated entities as well as the management of our predecessor, AZL, regarding our organization, assets, and present and future conduct of our business operations including an assumption that, if we were considered to have failed any asset tests as a result of our investments in money market funds and/or our investments in local government securities, such failures were due to reasonable cause and not willful neglect, and that we have otherwise satisfied all of the other requirements necessary for relief from such potential violations under certain mitigation provisions of the Internal Revenue Code. We believe that we and our predecessor, AZL, exercised ordinary business care and prudence in attempting to satisfy the REIT asset tests, and, accordingly, we believe any noncompliance with the REIT asset tests resulting from these investments was due to reasonable cause and not willful neglect.  Additionally, we believe that we have complied with the other requirements of the mitigation provisions of the Internal Revenue Code with respect to such potential noncompliance with the asset tests, and, therefore, our qualification as a REIT should not be affected.  However, the Internal Revenue Service, or IRS, is not bound by our determination, and no assurance can be provided that the IRS will not assert that we failed to comply with the REIT asset tests as a result of these investments and that such failures were not due to reasonable cause.

Our ability to comply with the REIT asset requirements also depends, in part, upon the fair market value of assets that we own directly or indirectly. Such values may not be susceptible for precise determination. We may not, however, have met or continue to meet such requirements. You should be aware that opinions of counsel are not binding on the IRS or any court. Our qualification as a REIT depends on our ability to meet, on a continuing basis, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within certain categories, the diversity of the ownership of our stock, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. Barack Ferrazzano Kirschbaum & Nagelberg LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis. Accordingly, our actual operating results may not satisfy the qualification tests. For a discussion of the tax treatment of us and our stockholders if we fail to qualify as a REIT, see “— Requirements for REIT Qualification — Failure to Qualify.”

As a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation” (i.e., at both the corporate and stockholder levels) that generally results from owning stock in a C corporation. However, we will be subject to federal tax in the following circumstances:

•
we will pay federal income tax on taxable income (including net capital gain) that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned;

•	we may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to our stockholders;

•
we will pay income tax at the highest corporate rate on (i) net income from the sale or other disposition of property acquired through foreclosure that we hold primarily for sale to customers in the ordinary course of business and (ii) other non-qualifying income from foreclosure property;

•
we will pay a 100% tax on net income from certain sales or other dispositions of property (other than foreclosure property) that we hold primarily for sale to customers in the ordinary course of business (“prohibited transactions”);

•
if we fail to satisfy the 75% gross income test or the 95% gross income test (as described below under “-Requirements for REIT Qualification — Income Tests”), but nonetheless continue to qualify as a REIT because we meet certain other requirements, we will pay a 100% tax on (i) the gross income attributable to the greater of the amount by which we fail, respectively, the 75% or 95% gross income test, multiplied, in either case, by (ii) a fraction intended to reflect our profitability;

•
if we fail, in more than a de minimis fashion, to satisfy one or more of the asset tests for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because we qualify under certain relief provisions, we may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test;

•
if we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect, but we would also be required to pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements;

•
if we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed;

•
we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with the rules relating to the composition of a REIT’s stockholders;

•	we may elect to retain and pay income tax on our net long-term capital gain; or

•
if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a merger or other transaction in which we acquire a “carryover” basis in the asset (i.e., basis determined by reference to the C corporation’s basis in the asset (or another asset)), and we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset, we will pay tax at the highest regular corporate rate applicable on the lesser of (i) the amount of gain that we recognize at the time of the sale or disposition and (ii) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

Requirements for REIT Qualification

To qualify as a REIT, we must meet the following requirements:

1.	we are managed by one or more trustees or directors;

2.	our beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	we would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

4.	we are neither a financial institution nor an insurance company subject to certain provisions of the Code;

5.	at least 100 persons are beneficial owners of our stock or ownership certificates;

6.
not more than 50% in value of our outstanding stock or ownership certificates is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (referred to as the 5/50 Rule);

7.
we elect to be a REIT (or have made such election for a previous taxable year) and satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

8.	we use a calendar year for federal income tax purposes and comply with the record keeping requirements of the Code and the related regulations of the Treasury; and

9.	we meet certain other qualification tests, described below, regarding the nature of our income and assets.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated the 5/50 Rule, we will be deemed to have satisfied the 5/50 Rule for such taxable year. For purposes of determining share ownership under the 5/50 Rule, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under Code Section 401(a), and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule.

We believe we have issued sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our charter restricts the ownership and transfer of our equity securities so that, among other purposes, we should continue to satisfy requirements 5 and 6. The provisions of our charter restricting the ownership and transfer of our equity securities are described in “CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS — Anti-Takeover Measures — Ownership Limitations and Restrictions on Transfer.”

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of specified percentages of our stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income for tax purposes any dividends that we pay). A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. A failure to comply with these record-keeping requirements could subject us to monetary penalties. If we satisfy these requirements and have no reason to know that condition (6) is not satisfied, we will be deemed to have satisfied such condition.

Our ability to satisfy the share ownership requirements depends in part on the relative values of our common stock, Proportionate Voting Preferred Stock and any other classes of stock that might be issued in the future. Although we believe that the stockholder ownership limitations contained in our charter will enable us to meet such requirements, no assurance can be given that such values will not be successfully challenged by the IRS so as to cause us to fail the REIT ownership requirements.

We do not currently have any direct corporate subsidiaries, but may have corporate subsidiaries in the future. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is owned by the parent REIT, unless we and the subsidiary have jointly elected to have it treated as a “taxable REIT subsidiary,” in which case it is treated separately from us and will be subject to federal corporate income taxation. Thus, in applying the requirements described in this prospectus, any qualified REIT subsidiary of ours will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities and items of income, deduction and credit. Accordingly, they will not be subject to federal corporate income taxation, though they may be subject to state and local taxation.

A REIT is treated as owning its proportionate share of the assets of any partnership in which it is a partner and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of income of our Operating Partnership and of any other partnership (or limited liability company treated as a partnership) in which we have acquired or will acquire an interest, directly or indirectly (a “Subsidiary Partnership”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements. Our proportionate share is generally determined, for these purposes, based on our percentage interest in partnership equity capital.

Income Tests. We must satisfy two gross income tests annually to maintain our qualification as a REIT:

1.
At least 75% of our gross income (excluding gross income from prohibited transactions, certain real estate liability hedges and, after July 30, 2008, certain foreign currency hedges entered into, and certain recognized real estate foreign exchange gains) for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income (the “75% gross income test”). Qualifying income for purposes of the 75% gross income test includes “rents from real property,” interest on debt secured by mortgages on real property or on interests in real property, gain from the sale of real estate assets, and dividends or other distributions on and gain from the sale of shares in other REITs; and

2.
At least 95% of our gross income (excluding gross income from prohibited transactions, certain real estate liability hedges and, after July 30, 2008, certain foreign currency hedges entered into, and certain recognized passive foreign exchange gains) for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities or any combination of the foregoing (the “95% gross income test”).

The following paragraphs discuss the specific application of these tests to us.

Rental Income. Our Operating Partnership’s primary source of income derives from leasing properties. There are various limitations on whether rent that the Partnership receives from real property that it owns and leases to tenants will qualify as “rents from real property” (which is qualifying income for purposes of the 75% and 95% gross income tests) under the REIT tax rules.

•
If the rent is based, in whole or in part, on the income or profits of any person although, generally, rent may be based on a fixed percentage or percentages of receipts or sales, the rent will not qualify as “rents from real property.” Our Operating Partnership has not entered into any lease based in whole or part on the net income of any person and does not anticipate entering into such arrangements unless we determine in our discretion that such arrangements will not jeopardize our status as a REIT.

•
Except in certain limited circumstances involving taxable REIT subsidiaries, if we or someone who owns 10% or more of our stock owns 10% or more of a tenant from whom our Operating Partnership receives rent, the tenant is deemed a “related party tenant,” and the rent paid by the related party tenant will not qualify as “rents from real property.” Our ownership and the ownership of a tenant are determined based on direct, indirect and constructive ownership. The constructive ownership rules generally provide that if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. The applicable attribution rules, however, are highly complex and difficult to apply, and our Operating Partnership may inadvertently enter into leases with tenants who, through application of such rules, will constitute “related party tenants.” In such event, rent paid by the related party tenant will not qualify as “rents from real property,” which may jeopardize our status as a REIT. Our Operating Partnership will use its best efforts not to rent any property to a related party tenant (taking into account the applicable constructive ownership rules), unless we determine in our discretion that the rent received from such related party tenant will not jeopardize our status as a REIT. We lease commercial office space to affiliated entities. We believe any related party rents from these entities are not material and therefore do not jeopardize our status as a REIT.

•
In the case of certain rent from a taxable REIT subsidiary which would, but for this exception, be considered rent from a related party tenant, the space leased to the taxable REIT subsidiary must be part of a property at least 90% of which is rented to persons other than taxable REIT subsidiaries and related party tenants, and the amounts of rent paid to us by the taxable REIT subsidiary must be substantially comparable to the rents paid by such other persons for comparable space. We do not currently have any taxable REIT subsidiaries, but if in the future we rent space to any taxable REIT subsidiary we intend to meet these conditions, unless we determine in our discretion that the rent received from such taxable REIT subsidiary is not material and will not jeopardize our status as a REIT.

•
If the rent attributable to any personal property leased in connection with a lease of property is more than 15% of the total rent received under the lease, all of the rent attributable to the personal property will fail to qualify as “rents from real property.” In general, our Operating Partnership has not leased a significant amount of personal property under its current leases. If any incidental personal property has been leased, we believe that rent under each lease from the personal property would be less than 15% of total rent from that lease. If our Operating Partnership leases personal property in connection with a future lease, it intends to satisfy the 15% test described above.

•
In general, if our Operating Partnership furnishes or renders services to its tenants, other than through an “independent contractor” who is adequately compensated and from whom our Operating Partnership does not derive revenue or through a taxable REIT subsidiary, the income received from the tenants may not be deemed “rents from real property.” Our Operating Partnership may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered to be provided for the tenant’s convenience. In addition, our Operating Partnership may render directly a de minimis amount of “non-customary” services to the tenants of a property without disqualifying the income as “rents from real property,” as long as its income from the services does not exceed 1% of its income from the related property. Our Operating Partnership has not provided noncustomary services to leased properties other than through an independent contractor. In the future, our Operating Partnership intends that any services provided will not cause rents to be disqualified as rents from real property.

Based on, and subject to, the foregoing, we believe that rent from our leases should generally qualify as “rents from real property” for purposes of the 75% and 95% gross income tests, except in amounts that should not jeopardize our status as a REIT. As described above, however, the IRS may assert successfully a contrary position and, therefore, prevent us from qualifying as a REIT.

On an ongoing basis, we will use our best efforts not to cause our Operating Partnership to:

•	charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above);

•
rent any property to a related party tenant (taking into account the applicable constructive ownership rules and the exception for taxable REIT subsidiaries), unless we determine in our discretion that the rent received from such related party tenant is not material and will not jeopardize our status as a REIT;

•
derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease); and

•
perform services considered to be provided for the convenience of the tenant that generate rents exceeding 1% of all amounts received or accrued during the taxable year with respect to such property, other than through an independent contractor from whom we derive no revenue, through a taxable REIT subsidiary, or if the provision of such services will not jeopardize our status as a REIT.

Because the Code provisions applicable to REITs are complex, however, we may fail to meet one or more of the foregoing.

Tax on Income from Property Acquired in Foreclosure. We will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less expenses directly connected to the production of such income. “Foreclosure property” is any real property (including interests in real property) and any personal property incident to such real property:

•
that is acquired by a REIT at a foreclosure sale, or having otherwise become the owner or in possession of the property by agreement or process of law, after a default (or imminent default) on a lease of such property or on a debt owed to the REIT secured by the property;

•	for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where it takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Generally, property acquired as described above ceases to be foreclosure property on the earlier of:

•	the last day of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury);

•
the first day on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test;

•
the first day on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent); or

•
the first day that is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income).

Tax on Prohibited Transactions. A REIT will incur a 100% tax on net income derived from any “prohibited transaction.” A “prohibited transaction” generally is a sale or other disposition of property (other than foreclosure property) that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. With respect to prohibited transactions occurring after July 30, 2008, any foreign currency gain (as defined in Section 988(b)(1) of the Code) and any foreign currency loss (as defined in Section 988(b)(2) of the Code) will be taken into account in determining the amount of income subject to the 100% penalty tax. The prohibited transaction rules do not apply to property held by a taxable REIT subsidiary of a REIT. We believe that none of our assets (including those held by our Operating Partnership and its subsidiaries) are held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset.

The Code provides a safe harbor that, if met, allows us to avoid being treated as engaged in a prohibited transaction. In order to meet the safe harbor, (i) we must have held the property for at least two years (and, in the case of property which consists of land or improvements not acquired through foreclosure, we must have held the property for two years for the production of rental income), (ii) we must not have made aggregate expenditures includible in the basis of the property during the two-year period preceding the date of sale that exceed 30% of the net selling price of the property and (iii) during the taxable year the property is disposed of, we must not have made more than seven property sales or, alternatively, the aggregate adjusted basis or fair market value of all of the properties sold by us during the taxable year must not exceed 10% of the aggregate adjusted basis or 10% of the fair market value, respectively, of all of our assets as of the beginning of the taxable year. If the sale limitation in (iii) above is not satisfied, substantially all of the marketing and development expenditures with respect to the property must be made through an independent contractor from whom we do not derive or receive any income. For sales on or prior to July 30, 2008, the 2-year periods referenced in (i) and (ii) above were 4 years, and the 10% fair market value test described in the alternative in (iii) above did not apply. We believe we have complied with the terms of the safe-harbor provision and, we will attempt to comply with the terms of safe-harbor provisions in the future. We may fail to comply with the safe-harbor provision or may own property that could be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

Tax and Deduction Limits on Certain Transactions with Taxable REIT Subsidiaries. A REIT will incur a 100% tax on certain transactions between a REIT and a taxable REIT subsidiary to the extent the transactions are not on an arm’s-length basis. In addition, under certain circumstances the interest paid by a taxable REIT subsidiary to the REIT may not be deductible by the taxable REIT subsidiary.

Hedging Transactions. Except to the extent provided by Treasury regulations, any income we derive from a hedging transaction (which may include entering into interest rate swaps, caps and floors, options to purchase these items and futures and forward contracts) which is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of either the 75% or 95% gross income test, and therefore will be exempt from these tests, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate assets or is entered into primarily to manage the risk of foreign currency fluctuations with respect to qualifying income under the 75% or 95% gross income test. Real estate liability hedging transactions entered into on or before July 30, 2008, however, will likely generate nonqualifying income for purposes of the 75% gross income test, and foreign currency hedges entered into on or before July 30, 2008 will likely generate nonqualifying income for purposes of both the 75% and 95% gross income tests. Moreover, income from any hedging transaction not described above will likely continue to be treated as nonqualifying for both the 75% and 95% gross income test.

Relief from Consequences of Failing to Meet Income Tests. If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect, and we file a schedule of the sources of our income in accordance with regulations prescribed by the Treasury. We may not qualify for the relief provisions in all circumstances. In addition, as discussed above in “—Taxation of Pacific Office Properties Trust, Inc.,” even if the relief provisions apply, we would incur a 100% tax on gross income to the extent we fail the 75% or 95% gross income test (whichever amount is greater), multiplied by a fraction intended to reflect our profitability.

Asset Tests. To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

•
At least 75% of the value of our total assets must consist of cash or cash items (including certain receivables), government securities, “real estate assets,” or qualifying temporary investments (the “75% asset test”).

•	“Real estate assets” include interests in real property, interests in mortgages on real property and stock in other REITs. We believe that the properties qualify as real estate assets.

•
“Interests in real property” include an interest in mortgage loans or land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property and an option to acquire real property (or a leasehold of real property).

•
Qualifying temporary investments are investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity or long-term (at least five-year) debt offerings.

•
For investments not included in the 75% asset test, (A) the value of our interest in any one issuer’s securities, which does not include our equity ownership of other REITs, our Operating Partnership or any taxable REIT subsidiary or qualified REIT subsidiary, may not exceed 5% of the value of our total assets (the “5% asset test”), (B) we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities (which does not include our equity ownership in other REITs, our Operating Partnership, any qualified REIT subsidiary or any taxable REIT subsidiary) (the “10% asset test”), (C) the value of our securities in one or more taxable REIT subsidiaries may not exceed 25% of the value of our total assets and (D) no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and our assets that are not qualifying assets for purposes of the 75% asset test. For purposes of the 10% asset test that relates to value, the following are not treated as securities: (i) loans to individuals and estates, (ii) securities issued by REITs, (iii) accrued obligations to pay rent; (iv) certain debt meeting the definition of “straight debt” if neither we nor a taxable REIT subsidiary that we control hold more than 1% of the issuer’s securities that do not qualify as “straight debt,” and (v) debt issued by a partnership if the partnership meets the 75% gross income test with respect to its own gross income.

We intend to select future investments so as to comply with the asset tests.

If we fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (ii) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

Relief from Consequences of Failing to Meet Asset Tests. If we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. Those relief provisions are available for failures of the 5% asset test and the 10% asset test if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million and (ii) the failure is corrected or we otherwise return to compliance with the applicable asset test within 6 months following the quarter in which it was discovered. In addition, should we fail to satisfy any of the asset tests other than failures addressed in the previous sentence, we may nevertheless qualify as a REIT for such year if (i) the failure is due to reasonable cause and not due to willful neglect, (ii) we file a schedule with a description of each asset causing the failure in accordance with regulations prescribed by the Treasury, and (iii) the failure is corrected or we otherwise return to compliance with the asset tests within 6 months following the quarter in which the failure was discovered.  If we meet this mitigation provision, then we would owe a penalty tax equal to the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset tests. We may not qualify for the relief provisions in all circumstances.

In connection with our formation transactions, we received a representation from our predecessor, AZL, that it qualified as a REIT under the provisions of the Code. However, during 2009 we became aware that AZL historically invested excess cash from time to time in money market funds that, in turn, were invested exclusively or primarily in short-term federal government securities.  Additionally, during 2009 we became aware that AZL made two investments in local government obligations.  Our predecessor, AZL, with no objection from outside advisors, treated these investments as qualifying assets for purposes of the 75% asset test.  However, if these investments were not qualifying assets for purposes of the 75% asset test, then AZL may not have satisfied the REIT asset tests for certain quarters, in part, because they may have exceeded 5% of the gross value of AZL’s assets.  If these investments resulted in AZL’s noncompliance with the REIT asset tests, however, we and our predecessor, AZL, would retain qualification as a REIT pursuant to certain mitigation provisions of the Code, which provide that so long as any noncompliance was due to reasonable cause and not due to willful neglect, and certain other requirements are met, qualification as a REIT may be retained but a penalty tax would be owed.  Any potential noncompliance with the asset tests would be due to reasonable cause and not due to willful neglect so long as ordinary business care and prudence were exercised in attempting to satisfy such tests.  Based on our review of the circumstances surrounding the investments, we believe that any noncompliance was due to reasonable cause and not due to willful neglect.  Additionally, we believe that we have complied with the other requirements of the mitigation provisions of the Code with respect to such potential noncompliance with the asset tests (and have paid the appropriate penalty tax), and, therefore, our qualification, and that of our predecessor, AZL, as a REIT should not be affected.  The IRS is not bound by our determination, however, and no assurance can be provided that the IRS will not assert that AZL failed to comply with the REIT asset tests as a result of the money market fund investments and the local government securities investments and that such failures were not due to reasonable cause.  If the IRS were to successfully challenge this position, then it could determine that we and AZL failed to qualify as a REIT in one or more of our taxable years.

We intend to monitor compliance with the foregoing REIT asset requirements on an ongoing basis. The values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests.

Distribution Requirements. Each taxable year, we must distribute dividends (other than capital gain dividends and deemed distributions of retained capital gain) to our stockholders in an aggregate amount at least equal to (1) the sum of 90% of (A) our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (B) our net income (after tax), if any, from foreclosure property, minus (2) certain items of non-cash income.

We generally must pay such distributions in the taxable year to which they relate, or in the following taxable year if we (i) declare a dividend in one of the last three months of the calendar year to which the dividend relates which is payable to stockholders of record as determined in one of such months, and pay the distribution during January of the following taxable year or (ii) declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration.

Under a recently issued revenue procedure, the IRS will allow us to treat a stock distribution to our stockholders declared on or after January 1, 2008 and on or before December 31, 2012 (for taxable years ending on or before December 31, 2011) under a stock-or-cash election that meets specified conditions, including a minimum 10% cash distribution component, as a distribution qualifying for the dividends paid deduction.

We will pay federal income tax at regular corporate rates on taxable income (including net capital gain) that we do not distribute to stockholders. Furthermore, we will incur a 4% nondeductible excise tax if we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year and (3) any undistributed taxable income from prior periods. The excise tax is on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Taxable U.S. Stockholders.” For purposes of the 4% excise tax, we will be treated as having distributed any such retained amount. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of partnership net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue preferred stock or additional common stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying deficiency dividends to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Record Keeping Requirements. We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis certain information from our stockholders designed to disclose the actual ownership of our outstanding stock. We have complied, and intend to continue to comply, with such requirements.

Relief from Other Failures of the REIT Qualification Provisions. If we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.

Failure to Qualify. If we fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders and we would not be required to distribute any amounts to stockholders in such year. In such event, to the extent of our current or accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Any such dividends should, however, be “qualified dividend income,” which is taxable at long-term capital gain rates for individual stockholders who satisfy certain holding period requirements for tax years through 2010. Furthermore, subject to certain limitations of the Code, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used in this prospectus, the term “taxable U.S. stockholder” means a taxable beneficial owner of our common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•
a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect to be treated as a U.S. person.

If a partnership, including an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

Dividends and Other Taxable U.S. Stockholder Distributions. As long as we qualify as a REIT, a taxable U.S. stockholder must take into account distributions on our common stock out of our current or accumulated earnings and profits (and that we do not designate as capital gain dividends or retained long-term capital gain) as ordinary income. Such distributions will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to taxable U.S. stockholders generally will not qualify for the 15% tax rate (applicable to tax years through 2010) for “qualified dividend income.”

In determining the extent to which a distribution constitutes a dividend for federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our Senior Common Stock and then to distributions with respect to our Listed Common Stock. If, for any taxable year, we elect to designate as capital gain dividends any portion of the distributions paid for the year to our stockholders, the portion of the amount so designated (not in excess of our net capital gain for the year) that will be allocable to the holders of our Senior Common Stock will be the amount so designated, multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid to the holders of our Senior Common Stock for the year and the denominator of which will be the total dividends paid to the holders of all classes of our stock for the year. The remainder of the designated capital gain dividends will be allocable to holders of our Listed Common Stock.

A taxable U.S. stockholder will recognize distributions that we designate as capital gain dividends as long-term capital gain (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the taxable U.S. stockholder has held its common stock. See “—Capital Gains and Losses” below. Subject to certain limitations, we will designate whether our capital gain dividends are taxable at the usual capital gains rate or at the higher rate applicable to depreciation recapture. A corporate taxable U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a taxable U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The taxable U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The taxable U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A taxable U.S. stockholder will not incur tax on a distribution to the extent it exceeds our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the taxable U.S. stockholder’s stock. Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such stock. To the extent a distribution exceeds both our current and accumulated earnings and profits and the taxable U.S. stockholder’s adjusted basis in its stock, the taxable U.S. stockholder will recognize long-term capital gain (or short-term capital gain if the stock has been held for one year or less), assuming the stock is a capital asset in the hands of the taxable U.S. stockholder. In addition, if we declare a distribution in October, November or December of any year that is payable to a taxable U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the taxable U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year. We will notify taxable U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute return of capital, ordinary income or capital gain dividends.

Taxation of Taxable U.S. Stockholders on the Disposition of our Stock. In general, a taxable U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the taxable U.S. stockholder has held the stock for more than one year and otherwise as short-term capital gain or loss. However, a taxable U.S. stockholder must treat any loss upon a sale or exchange of stock held by such stockholder for six months or less (after applying certain holding period rules) as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such taxable U.S. stockholder treats as long-term capital gain. All or a portion of any loss a taxable U.S. stockholder realizes upon a taxable disposition of our stock may be disallowed if the taxable U.S. stockholder purchases substantially identical stock within the 61-day period beginning 30 days before and ending 30 days after the disposition.

Capital Gains and Losses. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate on ordinary income significantly exceeds the maximum tax rate on long-term capital gain applicable to non-corporate taxpayers. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property” (i.e., depreciable real property) is, to the extent that such gain would have been treated as ordinary income if the property were “Section 1245 property,” higher than the maximum long-term capital gain rate otherwise applicable. With respect to distributions that we designate as capital gain dividends and any retained capital gain that is deemed to be distributed, we may designate (subject to certain limits) whether such a distribution is taxable to our non-corporate stockholders at the lower or higher rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may generally deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Redemption of Common Stock. The treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of our common stock can only be determined on the basis of particular facts as to each holder at the time of redemption. As stated above, in general a taxable U.S. stockholder will recognize capital gain or loss measured by the difference between the amount received upon the redemption and such holder’s adjusted tax basis in the common stock redeemed (provided the stock is held as a capital asset) if such redemption (i) results in a “complete termination”‘ of the holder’s interest in all classes of our stock under Section 302(b)(3) of the Code, (ii) is “substantially disproportionate’” with respect to the holder’s interest in our stock under Section 302(b)(2) of the Code or (iii) is “not essentially equivalent to a dividend” with respect to the holder under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account such holder’s ownership of both our Senior Common Stock, our Listed Common Stock and any other options (including stock purchase rights) to acquire any of the foregoing. The holder of Senior Common Stock also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

A taxable U.S. stockholder intending to rely on any of these tests at the time of redemption should consult the holder’s own tax advisor to determine their application to the holder’s particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the common stock will be treated as a distribution on the common stock. If the redemption is taxed as a dividend, the taxable U.S. stockholder’s adjusted tax basis in the stock will be transferred to any other shares of our stock held by the holder. If the holder of common stock owns none of our other stock, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

The Treasury is considering other methods for basis recovery, and new regulations addressing this treatment recently were proposed.  There can be no assurance, however, that the proposed regulations will be adopted or that they will be adopted in the form currently proposed, and the existing methods for recovering adjusted tax basis continue to apply. We urge you to consult your tax advisor concerning the treatment of a cash redemption of our common stock.

Exchange of Senior Common Stock for Listed Common Stock. Assuming that Senior Common Stock will not be exchangeable at a time when there are distributions in arrears, in general, no gain or loss will be recognized for federal income tax purposes upon the exchange of our Senior Common Stock at the option of the holder solely into Listed Common Stock. The basis that a taxable U.S. stockholder will have for tax purposes in the Listed Common Stock received will be equal to the adjusted basis the holder had in the Senior Common Stock so exchanged and, provided that the Senior Common Stock was held as a capital asset, the holding period for the Listed Common Stock received will include the holding period for the Senior Common Stock exchanged. A holder, however, will generally recognize gain or loss on the receipt of cash in lieu of a fractional common share in an amount equal to the difference between the amount of cash received and the holder’s adjusted basis in such fractional share.

If an exchange occurs when there is a dividend arrearage on the Senior Common Stock and the fair market value of the Listed Common Stock exceeds the issue price of the Senior Common Stock, a portion of the Listed Common Stock received might be treated as a dividend distribution taxable as ordinary income.

A taxable U.S. stockholder’s right to receive a greater or lesser number of shares of our Listed Common Stock under certain circumstances as compared to the shares of our Listed Common Stock that such holder would receive upon exchange under other circumstances, could be viewed as a constructive distribution of stock to such taxable U.S. stockholder or to holders of our Listed Common Stock, respectively, under Section 305 of the Code.  If so treated, such constructive distribution would be subject to tax as a dividend to the extent of our current and accumulated earnings and profits. While the matter is not free from doubt due to lack of authority directly on point, we intend to take the position that such a right on the part of the holder of our Senior Common Stock to receive a greater number of shares of our Listed Common Stock, as described in this paragraph, should not result in a constructive distribution of stock to such holder.

In addition, under certain circumstances, adjustments (or failure to make adjustments) to the conversion rate of our Senior Common Stock may result in constructive distributions under Section 305(c) of Code to the holders of our Senior Common Stock or holders of our Listed Common Stock includable in income in the manner described under “— Dividends and Other Taxable U.S. Stockholder Distributions” above. Thus, under certain circumstances, taxable U.S. stockholders of our Senior Common Stock or Listed Common Stock may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Generally, a taxable U.S. stockholder’s tax basis in its Senior Common Stock or Listed Common Stock will be increased to the extent any such constructive distribution is treated as a dividend.

Passive Activity and Investment Income Limitations. Distributions from us and gain from the disposition of common stock will not be treated as passive activity income and, therefore, taxable U.S. stockholders will not be able to apply any passive activity losses against such income. Dividends from us (to the extent they do not constitute a return of capital or capital gain dividends) and, on an elective basis, capital gain dividends and gain from the disposition of common stock generally will be treated as investment income for purposes of the investment income limitation.

Current Tax Rates. The maximum tax rate on the long-term capital gains of domestic non-corporate taxpayers is 15% for taxable years beginning on or before December 31, 2010. The tax rate on “qualified dividend income” is the same as the maximum capital gains rate, and is substantially lower than the maximum rate on ordinary income. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our distributions are not generally eligible for the tax rate on qualified dividend income. As a result, our ordinary REIT distributions are taxed at the higher tax rates applicable to ordinary income. However, with respect to non-corporate taxpayers, the 15% rate does generally apply to:

•	a stockholder’s long-term capital gain, if any, recognized on the disposition of our common stock;

•	distributions we designate as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case the 25% tax rate applies);

•	distributions attributable to dividends we receive from non-REIT corporations (including any taxable REIT subsidiaries); and

•	distributions to the extent attributable to income upon which we have paid corporate tax (for example, the tax we would pay if we distributed less than all of our taxable REIT income).

In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock become ex-dividend.

Without legislation, for non-corporate taxpayers the maximum tax rate on long-term capital gains will increase to 20% in 2011, and qualified dividend income will no longer be taxed at a preferential rate compared to ordinary income.

Information Reporting and Backup Withholding. Taxable U.S. stockholders that are “exempt recipients” (such as corporations) generally will not be subject to U.S. backup withholding and related information reporting on payments of dividends on, and the proceeds from the disposition of, our common stock unless, when required, they fail to demonstrate their status as exempt recipients. In general, we will report to our other stockholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder (other than an exempt recipient) may be subject to backup withholding (currently at the rate of 28%) with respect to dividends unless such holder provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. Backup withholding is not an additional tax and may be credited against a stockholder’s regular U.S. federal income tax liability or refunded by the IRS.

Taxation of Tax-Exempt U.S. Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities (“exempt organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their UBIT. While many investments in real estate generate UBIT, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBIT, provided that the exempt employee pension trust does not otherwise use the stock of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to exempt organizations generally should not constitute UBIT. However, if an exempt organization were to finance its acquisition of stock with debt, a portion of the income that they receive from us would constitute UBIT pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17) and (20), respectively, of Code Section 501(c) are subject to different UBIT rules, which generally will require them to characterize distributions that they receive from us as UBIT unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our stock. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock is required to treat a percentage of the dividends that it receives from us as UBIT (the “UBIT Percentage”). The UBIT Percentage is equal to the gross income we derive from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which we pay the dividends. The UBIT rule applies to a pension trust holding more than 10% of our stock only if:

•	the UBIT Percentage is at least 5%;

•
we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•
we are a “pension-held REIT” (i.e., either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock).

Tax-exempt entities will be subject to the rules described above, under the heading “—Taxation of Taxable U.S. Stockholders” concerning the inclusion of our designated undistributed net capital gains in the income of our stockholders. Thus, such entities will, after satisfying filing requirements, be allowed a credit or refund of the tax deemed paid by such entities in respect of such includible gains.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of non-U.S. stockholders (defined below) are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our common stock, including any reporting requirements. As used in this prospectus, the term “non-U.S. stockholder” means any beneficial owner of our common stock (other than a partnership or entity that is treated as a partnership for U.S. federal income tax purposes) that is not a taxable U.S. stockholder or exempt organization.

Ordinary Dividends. A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of “U.S. real property interests” (as defined below) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, however, rates below 30% that are applicable to ordinary income dividends from U.S. corporations may not apply to ordinary income dividends from a REIT or may apply only if the REIT meets certain additional conditions. If a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, however, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as taxable U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a non-U.S. corporation unless the rate is reduced or eliminated by an applicable income tax treaty). We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless (i) a lower treaty rate applies and the non-U.S. stockholder timely provides an IRS Form W-8BEN to us evidencing eligibility for that reduced rate, (ii) the non-U.S. stockholder timely provides an IRS Form W-8ECI to us claiming that the distribution is effectively connected income or (iii) the non-U.S. stockholder holds stock through a “qualified intermediary” that has elected to perform any necessary withholding itself.

Return of Capital. A non-U.S. stockholder will not incur tax on a distribution to the extent it exceeds our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its common stock. Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax to the extent a distribution exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution just as we would withhold on an ordinary dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Capital Gain Dividends. Provided that a particular class of our stock is “regularly traded” on an established securities market in the United States, and the non-U.S. stockholder does not own more than 5% of the stock of such class at any time during the one-year period preceding the distribution, then amounts distributed with respect to that stock that are designated as capital gains from our sale or exchange of U.S. real property interests (defined below) are treated as ordinary dividends taxable as described above under “— Ordinary Dividends.”

If the foregoing exceptions do not apply, for example because the non-U.S. stockholder owns more than 5% of the relevant class of our common stock, the non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of U.S. real property interests under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. The term “U.S. real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans and mortgage-backed securities. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to taxable U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). A corporate non-U.S. stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on distributions subject to FIRPTA. We must withhold 35% of any distribution that we could designate as a capital gain dividend. However, if we make a distribution and later designate it as a capital gain dividend, then (although such distribution may be taxable to a non-U.S. stockholder) it is not subject to withholding under FIRPTA. Instead, we must make up the 35% FIRPTA withholding from distributions made after the designation, until the amount of distributions withheld at 35% equals the amount of the distribution designated as a capital gain dividend. A non-U.S. stockholder may receive a credit against its FIRPTA tax liability for the amount we withhold.

Distributions to a non-U.S. stockholder that we designate at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to our disposition of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below under “— Sale of Stock.”

Sale of Stock. A non-U.S. stockholder generally will not incur tax under FIRPTA on gain from the sale of our common stock as long as we are a domestically controlled REIT. A “domestically controlled” REIT is a REIT in which at all times during a specified testing period non-U.S. persons held, directly or indirectly, less than 50% in value of the stock. We anticipate that we are, and will continue to be, a domestically controlled REIT but there is no assurance that we will continue to be so. In addition, a non-U.S. stockholder that owns, actually or constructively, 5% or less of a class of our outstanding stock at all times during a specified testing period will not incur tax under FIRPTA on a sale of such stock if the stock is “regularly traded” on an established securities market. If neither of these exceptions were to apply, (i) the gain on the sale of the stock would be taxed under FIRPTA, in which case a non-U.S. stockholder would be required to file a U.S. federal income tax return and would be taxed in the same manner as taxable U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and (ii) if the sold stock was not regularly traded on an established securities market or we were not a domestically-controlled REIT, the purchaser of the stock may be required to withhold and remit to the IRS 10% of the purchase price. Additionally, a corporate non-U.S. stockholder may also be subject to the 30% branch profits tax on gains from the sale of stock taxed under FIRPTA.

A non-U.S. stockholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as taxable U.S. stockholders with respect to such gain or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains. Capital gains dividends not subject to FIRPTA will be subject to similar rules. A non-U.S. stockholder that is treated as a corporation for U.S. federal income tax purposes and has effectively connected income (as described in the first point above) may also, under certain circumstances, be subject to an additional branch profits tax, which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits, at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty.

Wash Sales. In general, special wash sale rules apply if a stockholder owning more than 5% of our common stock avoids a taxable distribution of gain recognized from the sale or exchange of U.S. real property interests by selling our common stock before the ex-dividend date of the distribution and then, within a designated period, enters into an option or contract to acquire shares of the same or a substantially identical class of our common stock. If a wash sale occurs, then the seller/repurchaser will be treated as having gain recognized from the sale or exchange of U.S. real property interests in the same amount as if the avoided distribution had actually been received. Non-U.S. stockholders should consult their own tax advisors on the special wash sale rules that apply to non-U.S. stockholders.

Information Reporting and Backup Withholding. We must report annually to the IRS and to each non-U.S. stockholder the amount of distributions paid to such holder and the tax withheld with respect to such distributions, regardless of whether withholding was required. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty.

Backup withholding (currently at the rate of 28%) and additional information reporting will generally not apply to distributions to a non-U.S. stockholder provided that the non-U.S. stockholder certifies under penalty of perjury that the stockholder is a non-U.S. stockholder, or otherwise establishes an exemption. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of stock effected at a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of stock by a foreign office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” (generally, a foreign corporation controlled by stockholders that are United States persons) for U.S. tax purposes; or

•
that is a foreign partnership, if at any time during its tax year more than 50% of its income or capital interests are held by U.S. persons or if it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. stockholder and certain other conditions are met, or the stockholder otherwise establishes an exemption. Payment of the proceeds of a sale of stock effected at a U.S. office of a broker is subject to both backup withholding and information reporting unless the stockholder certifies under penalty of perjury that the stockholder is a non-U.S. stockholder, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be credited against a non-U.S. stockholder’s U.S. federal income tax liability or refunded to the extent excess amounts are withheld, provided that the required information is supplied to the IRS.

Other Tax Consequences

State and Local Taxes. We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our securities.

Tax Aspects of Our Investments in our Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our Operating Partnership and its subsidiaries. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. We are entitled to include in our income our distributive share of our Operating Partnership’s income and to deduct our distributive share of our Operating Partnership’s losses only if our Operating Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or association taxable as a corporation. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it (1) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the “check-the-box regulations”) and (2) is not a “publicly-traded partnership.” Under the check-the-box regulations, a domestic unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We believe that our Operating Partnership and its subsidiaries are classified as partnerships for federal income tax purposes.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). While the units will not be traded on an established securities market, they could possibly be deemed to be traded on a secondary market or its equivalent due to the redemption rights enabling the limited partners to dispose of their units. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including (as may be relevant here) real property rents, gains from the sale or other disposition of real property, interest and dividends (the “90% Passive Income Exception”).

Treasury has issued regulations (the “PTP Regulations”) that provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “Private Placement Exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner’s interest in the flow-through entity is attributable to the flow-through entity’s interest (direct or indirect) in the partnership and (ii) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100-partner limitation.

We believe that our Operating Partnership qualified for the Private Placement Exclusion since inception and intends to continue to qualify for the Private Placement Exclusion unless it qualifies for another exception. It is possible that in the future our Operating Partnership might not qualify for the Private Placement Exclusion.

If our Operating Partnership is considered a publicly-traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, our Operating Partnership would need to qualify under another safe harbor in the PTP Regulations or for the 90% Passive Income Exception. We believe that our Operating Partnership will qualify for another safe harbor in the PTP Regulations or for the 90% Passive Income Exception. It is possible that in the future our Operating Partnership might not qualify for one of these exceptions.

If, however, for any reason our Operating Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See “—Requirements for REIT Qualification — Income Tests” and “—Requirements for REIT Qualification — Asset Tests.” In addition, any change in our Operating Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Requirements for REIT Qualification — Distribution Requirements.” Further, items of income and deduction of our Operating Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, our Operating Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Operating Partnership’s taxable income.

Income Taxation of our Operating Partnership and its Partners. The partners of our Operating Partnership are subject to taxation. Our Operating Partnership itself is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of our Operating Partnership’s income, gains, losses, deductions and credits for any taxable year of our Operating Partnership ending during our taxable year, without regard to whether we have received or will receive any distribution from our Operating Partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our Operating Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “Book-Tax Difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Our Operating Partnership was formed by way of contributions of appreciated property and has received contributions of appreciated property since its formation. Consequently, our Operating Partnership’s partnership agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

In general, the partners who contribute property to our Operating Partnership will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets (including our properties) which have a Book-Tax Difference, all income attributable to such Book-Tax Difference (to the extent not previously taken into account) will generally be allocated to the contributing partners, including us, and other partners will generally be allocated only their share of capital gains attributable to appreciation, if any, occurring after such contribution. This will tend to eliminate the Book-Tax Difference over the life of our Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of our Operating Partnership will cause us to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to us as a result of such sale.

A Book-Tax Difference may also arise as a result of the revaluation of property owned by our Operating Partnership in connection with certain types of transactions, including in connection with certain non-pro rata contributions or distributions of assets by our Operating Partnership in exchange for interests in our Operating Partnership. In the event of such a revaluation, the partners (including us) who were partners in our Operating Partnership immediately prior to the revaluation will be required to take any Book-Tax Difference created as a result of such revaluation into account in substantially the same manner as under the Section 704(c) rules discussed above. This would result in us being allocated income, gain, loss and deduction for tax purposes in amounts different than the economic or book income allocated to us by our Operating Partnership.

The application of Section 704(c) to our Operating Partnership may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Requirements for REIT Qualification — Distribution Requirements.” The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased the contributed or revalued assets at their agreed values.

Treasury has issued regulations requiring partnerships to use a “reasonable method” for allocating items affected by Section 704(c) of the Code and outlining several reasonable allocation methods. The general partner of our Operating Partnership has the discretion to determine which of the methods of accounting for Book-Tax Differences (specifically approved in the Treasury regulations) will be elected with respect to any properties contributed to or revalued by our Operating Partnership. Our Operating Partnership generally has elected to use the “traditional method with ceiling rule” for allocating Code Section 704(c) items with respect to the properties that it acquires in exchange for units. The use of this method may result in us being allocated less depreciation, and therefore more taxable income in a given year than would be the case if a different method for eliminating the Book-Tax Difference were chosen. If this occurs, a larger portion of stockholder distributions will be taxable income as opposed to the return of capital that might arise if another method were used. We have not determined which method of accounting for Book-Tax Differences will be elected for properties contributed to or revalued by our Operating Partnership in the future.

Basis in Partnership Interest. Our adjusted tax basis in our partnership interest in our Operating Partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to our Operating Partnership;

•	increased by

- our allocable share of our Operating Partnership’s income, and

- our allocable share of debt of our Operating Partnership; and

•	reduced, but not below zero, by

- our allocable share of our Operating Partnership’s loss,

- the amount of cash and the basis of any property distributed to us, and

- constructive distributions resulting from a reduction in our share of debt of our Operating Partnership.

If the allocation of our distributive share of our Operating Partnership’s loss would reduce the adjusted tax basis of our partnership interest in our Operating Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that our Operating Partnership’s distributions, or any decrease in our share of the debt of our Operating Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce our adjusted tax basis below zero, such distributions (including such constructive distributions) would constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as capital gain, and, if our interest in our Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will generally constitute long-term capital gain.

Sale of our Operating Partnership’s Property. Generally, any gain realized by our Operating Partnership on the sale of property held by our Operating Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by our Operating Partnership on the disposition of contributed properties will be allocated first to the partners of our Operating Partnership under Section 704(c) of the Code to the extent of their “built-in gain” on those properties for federal income tax purposes. The contributing partners’ “built-in gain” on the contributed properties sold will equal the excess of the partners’ proportionate share of the book value of those properties over the partners’ tax basis allocable to those properties at the time of the contribution (to the extent not previously taken into account). Any remaining gain recognized by our Operating Partnership on the disposition of the contributed properties, and any gain recognized by our Operating Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in our Operating Partnership.

Our share of any gain realized by our Operating Partnership on the sale of any property held by our Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of our Operating Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Requirements for REIT Qualification — Income Tests.” We, however, do not presently intend to allow our Operating Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or our Operating Partnership’s trade or business.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Also, when we use any of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “focus,” “strategy” or similar expressions, we are making forward-looking statements. These forward-looking statements are not guaranteed and are based on our present intentions and on our present expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, that could cause actual results or events to differ materially from those we anticipate or project.

You should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

LEGAL MATTERS

Certain legal matters with respect to the validity of the Listed Common Stock offered by this prospectus have been passed upon for us by Venable LLP, Baltimore, Maryland.  Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, Illinois, has reviewed the statements relating to certain federal income tax matters above under the caption “CERTAIN FEDERAL INCOME TAX CONSIDERATIONS” and has passed upon our qualification as a REIT for federal income tax purposes.  If counsel for any underwriter, dealer or agent passes on legal matters in connection with an offering made by this prospectus, we will name that counsel in the prospectus supplement relating to the offering.

EXPERTS

  The consolidated financial statements of Pacific Office Properties Trust, Inc. appearing in Pacific Office Properties Trust, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2009 including the schedule appearing therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Pacific Office Properties Trust, Inc. as of December 31, 2008 and for the period from March 20, 2008 to December 31, 2008 and the consolidated statements of operations, members’ equity (members’ deficit) and cash flows of Waterfront Partners OP, LLC for the period from January 1, 2008 to March 19, 2008, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2009, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act with respect to the Listed Common Stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to us and the Listed Common Stock, please review the registration statement, exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of the contract or document filed as an exhibit to the registration statement. Each of these statements is qualified in its entirety by this reference.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0030 for additional information on the operation of the Public Reference Room. You can also access documents that are incorporated by reference into this prospectus at our website, www.pacificofficeproperties.com. The contents of our website are not incorporated by reference in, or otherwise a part of, this prospectus.

The SEC allows us to incorporate by reference certain documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. The following documents filed with the SEC are incorporated by reference into this prospectus:

▪       Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 23, 2010;

▪       Definitive Proxy Statement on Schedule 14A filed with the SEC on April 5, 2010, in connection with our 2010 Annual Meeting of Stockholders to be held on May 11, 2010; and

▪       Current Reports on Form 8-K filed with the SEC on April 1, 2010, March 9, 2010 and January 5, 2010.

All documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and made a part hereof from the date of the filing of such documents, except that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein (in the case of a previously filed document incorporated or deemed to be incorporated by reference herein) or in any other document subsequently filed with the SEC which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus, as supplemented, but not delivered with this prospectus. To receive a free copy of any of the reports or documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, write us at Pacific Office Properties Trust, Inc., 233 Wilshire Boulevard, Suite 310, Santa Monica, California 90401, or call (310) 395-2083. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.